UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For November 20, 2014

Commission File Number 001-36723

Amec Foster Wheeler plc
(formerly AMEC plc)
(Name of Registrant)

Amec Foster Wheeler plc
Old Change House
128 Queen Victoria Street
London EC4V 4BJ
United Kingdom
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                   .

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

20 November 2014

Amec Foster Wheeler plc (the "Company")

Notification of interests of person discharging managerial responsibility (PDMR)

Pursuant to our obligations under Disclosure Rule 3.1.4 (R), we hereby advise you that we were notified on 19 November 2014 of a vesting that occurred on 18 November 2014 in connection with the amended and restated Foster Wheeler AG Omnibus Plan (the "Omnibus Plan"), which was adopted by the Company and became effective as of 13 November 2014.

PDMR	Net number of shares vested after tax withholding	Vesting share price
Roberto Penno	7,368	1093p

Following the above vesting, Roberto Penno has an interest in 7,368 ordinary shares in the Company, which represents 0.01 per cent of the voting rights in the Company. He also has an interest in 102,388 Restricted Stock Units in the Omnibus Plan.

Kim Hand
Senior Assistant Company Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 20 November 2014
Amec Foster Wheeler plc (Registrant)

	By:	/s/ Alison Yapp

Name: Alison Yapp
Title: General Counsel & Company Secretary